Exhibit 99.2

Silvercorp Metals Inc.
Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4

MANAGEMENT INFORMATION CIRCULAR FOR THE 2017
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. ON THE 29th DAY OF SEPTEMBER, 2017

Dated August 10, 2017

Table of Contents

Solicitation of proxies	3
Notice and Access	3
Proxy Instructions	4
Revocation of Proxies	4
How to Vote	5
Voting of Shares and Exercise of Discretion by Proxyholders	6
Interest of Certain Persons in Matters to be Acted Upon	6
Record Date, Voting Shares, and Principal Shareholders	6
Particulars of Matters to be Acted Upon	7
Number of Directors	7
Election of Directors	7
Appointment of Auditors	9
Corporate Governance	10
Corporate Governance Committee	10
Compensation Committee	11
Audit Committee	11
Executive Compensation	11
Equity Compensation Plans	25
Indebtedness of Directors, Executive Officers, and Senior Officers	27
Management Contracts	27
Interest of Informed Persons in Material Transactions	27
Auditor	27
Additional Information	27
Board Approval	28

Silvercorp Metals Inc.
Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. ON THE 29th DAY OF SEPTEMBER, 2017

The information in this Management Information Circular (“Information Circular”) is given as at August 10, 2017.

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Silvercorp Metals Inc. for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”), to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournments thereof. In this Information Circular, references to “the Company”, “we”, “our” and “Silvercorp” refer to Silvercorp Metals Inc. and its subsidiaries, unless stated otherwise. “Common Shares” means common shares without par value in the capital of the Company.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers, and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company. The principal executive office of the Company is located at Suite 1378 –200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and the facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on that website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

NOTICE AND ACCESS

This year, the Company has elected to use the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Notice of Meeting, the form of proxy (the “Proxy”) and this Information Circular (collectively, the “Meeting Materials”) to both Registered Shareholders and Non-Registered Shareholders (each as defined below).

Under Notice and Access, instead of receiving a printed copy of the Meeting Materials, shareholders receive a notice (the “Notice-and-Access Notification”) with information as to the date, location and purpose of the Meeting, as well as information on how they may access the Meeting Materials electronically.

As described in the notice and access notification mailed to shareholders of the Company, the Company will, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), deliver this Notice, the Management Information Circular and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting

Materials at www.envisionreports.com/SilvercorpMetalsAGM2017 or on SEDAR at www.sedar.com. The Meeting Materials will be available on these websites on August 10, 2017 and will remain on the website for one full year thereafter.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America by calling 514-982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the material after the Meeting, please call 1-888-224-1881.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

The Company anticipates that Notice-and-Access will directly benefit the Company through reductions in postage and printing costs.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the Proxy are directors and/or officers of the Company. A Registered Shareholder (as defined below) has the right to appoint a different person or company, who need not be a shareholder, to represent the Registered Shareholder at the Meeting by striking out the names of the persons named in the Proxy and inserting the name of that other person or company in the blank space provided. If you leave the space on the Proxy blank, those directors and/or officers named on the Proxy will be appointed to act as your proxyholder.

The Proxy must be signed in writing by the Registered Shareholder, or such Registered Shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Registered Shareholder is a corporation, the Proxy must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such Proxy. A Proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions provided on the Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A Registered Shareholder may revoke a Proxy by delivering an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing, or where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken. A Registered Shareholder may also revoke a Proxy by depositing another properly executed Proxy bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders (as defined below) who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Company (where the Non-Registered Shareholder is a NOBO (as defined below)) or their Intermediaries (where the Non-Registered Shareholder is an OBO (as defined below)) to change their vote and if necessary revoke their Proxy.

HOW TO VOTE

Only shareholders whose name appears on the records of the Company’s central security register (“Registered Shareholders”) as of the Record Date (as defined below) or their duly appointed proxyholders are permitted to vote at the Meeting. Non-Registered Shareholders (as defined below) are not permitted to vote at the Meeting unless they follow the instructions set forth below.

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the Proxy and delivering it according to the instructions contained in the Proxy and this Information Circular. If you intend to attend the Meeting and vote your Common Shares in person, you do not need to complete a Proxy.

Non-Registered Shareholders: Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”), meaning the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If you are a Non-Registered Shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your Intermediary that you do not object to the Intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your Intermediary that you object to the Intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting, if you follow the procedures outlined below.

Non-Objecting Beneficial Owners: If you are a NOBO, and unless you have previously informed your Intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Company or its agent a notice-and-access notification and a request for voting instructions. These security holder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the request for voting instructions provided to you and we will deposit it with our transfer agent, or, if you request on the request for voting instructions, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the request for voting instructions to provide your specific voting instructions. If you do not return your voting instructions as specified in the request for voting instructions your Common Shares will not be voted.

Objecting Beneficial Owners: The Company does not intend to pay for Intermediaries to forward the proxy-related materials and Form 54-101F7 –Request for Voting Instructions Made by Intermediary to non-registered shareholders who are “objecting beneficial owners” under NI54-101. Objecting beneficial owners will not receive the materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery. If you receive or have already received from your Intermediary either a voting instruction form or a proxy form follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the voting instruction form or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

The purpose of the above procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, or the Company, as applicable, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or any waiver of their right to receive materials relating to a meeting which has been given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials relating to a meeting which is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDERS

If you complete your Proxy properly, then the nominee named in your Proxy will vote or withhold from voting the Common Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you do not specify a choice on any given matter to be voted upon your Common Shares will be voted in favour of such matter. The Proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting, or any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

RECORD DATE, VOTING SHARES, AND PRINCIPAL SHAREHOLDERS

The directors of the Company have fixed August 1, 2017 as the record date (the “Record Date”) for the determination of shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any such Registered Shareholder who either personally attends the Meeting or has completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. Non-Registered Shareholders should refer to the instructions above if they wish their Common Shares to be voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares, each Common Share carrying the right to one vote. As of the Record Date, the Company has issued and outstanding 167,983,754 fully paid and non-assessable Common Shares. The Company has no other classes of securities.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of a Registered Shareholder will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and which will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, here are no persons who, or companies that, beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The board of directors of the Company (the “Board”) presently consists of five directors. Management proposes that the number of directors on the Company's Board be fixed at four. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be fixed at four (4) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the

Business Corporations Act (British Columbia) (“BCBCA”). The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at four (4). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed form of proxy or voting instruction form will cast the votes represented by any proxy or voting instruction form FOR the approval of the resolution setting the number of directors at four (4).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the shareholders or until his successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA.

No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy. The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the BCBCA; or (ii) a requisition of the shareholders made in accordance with section 167 of the BCBCA. Among other things, the Advance Notice Policy fixes a deadline by which holders of record of Common Shares of the Company must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

To be in proper written form a notice to the Company nominating a person for election to the Board must include certain information as set forth in the Advance Notice Policy with respect to the nominee and to the nominating shareholder. A copy of the Advance Notice Policy was filed on SEDAR at www.sedar.com on August 5, 2014.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Management has received written consent from each of Management’s nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy in accordance with the recommendation of the Canadian Coalition for Good Governance, which means that any director nominee who receives more votes cast as withheld than voted in favour shall be considered not to have received the support of the shareholders and will tender his or her resignation immediately following the Meeting. If there are more nominees for election than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed form of proxy or voting instruction form will cast the votes represented by any proxy or voting instruction form FOR the election of the nominees named below.

The following table sets out the names of Management’s nominees for election as directors, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares of the Company that each nominee beneficially owns, or controls or directs, directly or indirectly, as of August 10, 2017.

				Common
Name and	Current		Date of	Shares
Municipality	Positions and	Principal Occupations During the Last	Appointment as a	Beneficially
of Residence(1)	Offices Held	Five Years(1)	Director or Officer	Owned(2)
Rui Feng Beijing, China	Chairman, Chief Executive Officer and Director	Chairman of the Company from September 2003 to present; appointed President of New Pacific Metals Corp. as at May 2010 and Director of New Pacific Metals Corp. as at May 2004.	September 4, 2003	4,159,500
S. Paul Simpson(3) Vancouver, BC, Canada	Director	Solicitor at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	648,005
David Kong (3) Vancouver, BC, Canada	Director	Partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.	November 24, 2011	15,000
Yikang Liu Beijing, China	Director	Past Deputy Secretary General of China Mining Association.	July 24, 2006	169,580
Total				4,957,005
Notes:
(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee
(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each proposed nominees.

(3)	Member of Audit Committee, Corporate Governance Committee, and Compensation Committee

Silvercorp confirms that no director, together with his associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

As at the date of this Information Circular and within the 10 years before the date of this Information Circular, no proposed director of the Company, is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)

while that person was acting in that capacity, was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the company.

No proposed director:

(a)

is, as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular a director or executive officer of any company (including the Company), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; and

(b)

has within 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No proposed director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

It is proposed that Deloitte LLP, Chartered Professional Accountants of Vancouver, BC, be reappointed as the auditors of the Company to hold office until the next annual general meeting of the shareholders of the Company or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration. Deloitte LLP, Chartered Professional Accountants was first appointed as the auditors of the Company on November 26, 2012.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution appointing Deloitte LLP, Chartered Professional Accountants, of Vancouver, BC, as auditor of the Company until the next annual general meeting of shareholders or until a successor is appointed, at remuneration to be fixed by the Board.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Chartered Professional Accountants as auditor of the Company at remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed form of proxy or voting instruction form will cast the votes represented by any proxy or voting instruction form FOR the appointment of Deloitte LLP, Chartered Professional Accountants as auditor of the Company at remuneration to be fixed by the Board.

CORPORATE GOVERNANCE

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board of Directors.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Four out of five members of the Board are independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). To facilitate the ability of the Board to function independently of Management there is only one member of Management on the Board, the Chief Executive Officer and the Chairman. During each Board meeting the independent directors meet without the members of Management present.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in The Board of Directors Charter, which is attached hereto as Schedule “1”. This description incorporates the guidelines and principles outlined in NI 52-110, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines. The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing value for the shareholders of the Company. The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is attached hereto as Appendix “A”.

Summary of Attendance of Directors

The following table sets out the attendance of current directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended March 31, 2017:

Meeting(s) Attended in the Most Recently Completed Financial Year
Director	Board	Corporate	Compensation	Audit
		Governance	Committee	Committee
Committee
	4 Meetings	3 Meetings	3 Meetings	4 Meetings
Dr. Rui Feng	4 out of 4	n/a	n/a	n/a
S. Paul Simpson	4 out of 4	3 out of 3	3 out of 3	3 out of 4(1)
Yikang Liu	4 out of 4	n/a	n/a	n/a
David Kong(2)	4 out of 4	3 out of 3	3 out of 3	4 out of 4
Malcolm Swallow(3)	4 out of 4	3 out of 3	3 out of 3	4 out of 4
Notes:
(1)	Conference call telecommunication issue prevented member from attending meeting at scheduled time.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that the Board functions independently of Management, that Management is clearly accountable to the Board and those procedures are in place to monitor the effectiveness of the performance of the Board, the Committees of the Board and individual directors. The Corporate Governance Committee is comprised of Paul Simpson, Malcolm Swallow, and David Kong, all of whom are independent directors pursuant to NI 52-110. The Corporate Governance Committee Charter is attached hereto as Schedule “2”.

COMPENSATION COMMITTEE

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. The Compensation Committee is comprised of Paul Simpson, Malcolm Swallow, and David Kong, all of whom are independent directors pursuant to NI 52-110. The Compensation Committee Charter is attached hereto as Schedule “3”. All committee members have direct experience in executive compensation. Paul Simpson is a senior lawyer and brings over 25 years’ experience in corporate law and corporate governance as it relates to compensation committees. Malcolm Swallow has current knowledge of the Chinese mining and exploration markets including current pricing and costing of services associated with silver mining and exploration. David Kong, has over 30 years’ experience as a Chartered Accountant, is a certified director (ICD.C) of the Institute of Corporate Directors, and acts as a director on a number of publicly listed resource companies. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in reviewing executive and director compensation; administering of stock options and stock option grants; and reviewing performance goals and the assessments of executives. Within the last fiscal year, no consultants or advisors were retained to assist in determining compensation. The Compensation Committee is relying in part on the 2015 Mercer Mining Industry Compensation Survey to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues. The Company’s compensation policies and programs are designed to be competitive with similar companies and to recognize and reward executive performance consistent with the success of the Company’s business.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated June 16, 2017, under the heading “Audit Committee”, including a copy of the Audit Committee Charter which is attached to the AIF as Schedule “1”. The Audit Committee is comprised of David Kong, Malcolm Swallow, and Paul Simpson, all of whom are independent directors pursuant to NI 52-110. The AIF is available under the Company’s profile at www.sedar.com.

The Corporate Governance Committee, Compensation Committee, and Audit Committee will each be re-constituted after the Meeting.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000 and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer, nor acting in a similar capacity, at the end of the most recently completed financial year, hereinafter referred to as the “Named Executive Officers” or the “NEOs”.

Summary Compensation Table

Name and	Fiscal	Salary	Share-	Option-Based	Non-Equity Incentive		Pension	All Other	Total
Principal	Year	and/or	Based	Awards	Plan Compensation		Value	Compensation	Compensation
Position	Ended	consulting	Awards	(CAD$)(6)	(CAD$)		(CAD$)	(CAD$)	(CAD$)
	March	fees	(CAD$)		Annual	Long Term
	31	(CAD$)			Incentive	Incentive
					Plans(6)	Plans
Dr. Rui Feng(1) Chairman, Chief Executive Officer and Director	2017	886,005	Nil	147,323	648,675	Nil	Nil	Nil	1,682,003
	2016	885,195	Nil	644,423	677,100	Nil	Nil	Nil	2,206,718
	2015	675,000	Nil	193,923	Nil	Nil	Nil	Nil	868,923
Derek Liu(2) Chief Financial Officer	2017	205,000	Nil	73,662	69,500	Nil	Nil	5,575	353,737
	2016	198,337	Nil	161,017	11,138	Nil	Nil	5,411	375,903
	2015	45,000	Nil	Nil	Nil	Nil	Nil	Nil	45,000
Lorne Waldman, Senior Vice President	2017	227,813	Nil	58,929	32,100	Nil	Nil	6,102	323,944
	2016	225,000	Nil	95,345	32,090	Nil	Nil	7,383	359,818
	2015	219,375	Nil	55,704	Nil	Nil	Nil	7,286	282,365
Alex Zhang(3), Vice President, Exploration	2017	194,750	Nil	73,662	51,600	Nil	Nil	6,066	326,078
	2016	190,000	Nil	107,629	3,167	Nil	Nil	7,459	308,255
Luke Liu(4), Vice President, China Operations	2017	188,026	Nil	73,662	50,600	Nil	Nil	Nil	312,288
	2016	182,545	Nil	75,130	26,365	Nil	Nil	Nil	284,040
Gordon Neal(5), Vice President, Investor Relation	2017	90,000	Nil	232,849	Nil	Nil	Nil	2,712	325,561
Notes:
(1)

Consulting fees payable to a firm controlled by Dr. Rui Feng for his services as Chairman and Chief Executive Officer of Silvercorp pursuant to a Consulting Agreement dated May 1, 2003, (revised January 10, 2013) and reviewed and adjusted annually by the Board. No compensation was paid to Dr. Rui Feng for his services as a director of the Company in fiscal 2017, 2016, or 2015.

(2)	Consulting fee payable to a firm controlled by Derek Liu for his services; he was appointed interim Chief Financial Officer in February 2015 and confirmed as Chief Financial Officer in August 2015.
(3)	Alex Zhang was appointed as Vice President, Exploration on March 1, 2015.
(4)	Luke Liu was appointed as Vice President of Exploration on July 16, 2014.
(5)	Gordon Neal was appointed as Vice President, Investor Relation on September 19, 2016
(6)

The Company has adopted IFRS 2 – Share Based Payments to account for the issuance of stock options (as defined below) to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect Management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted in each fiscal year ended March 31:

Name	Fiscal	Grant	Options	Exercise	Expiry	Weighted	Weighted	Weighted	Weighted
	Year of	Date	Granted (1)	price	Date	average	average	average	average
	Options			(CAD$)		expected	risk free	volatilities	fair value
	Granted					life	rates		per option
						(years)			(CAD$)
Dr. Rui Feng, Chairman, Chief Executive Officer and Director	2017	19-Jan-2017	100,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
	2016	31-Dec-2015	1,402,500	0.66	31-Dec-2018	2.87	0.49%	58.42%	0.25
	2016	03-Jun-2015	600,000	1.43	03-Jun-2020	2.85	0.63%	55.06%	0.48
	2015	15-Oct-2014	130,000	1.76	14-Oct-2019	2.81	0.99%	50.37%	0.56
	2015	30-May-2014	200,000	1.75	29-May-2019	3.12	1.21%	54.06%	0.61
Lorne Waldman, Senior Vice President	2017	19-Jan-2017	40,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
	2016	31-Dec-2015	233,750	0.66	31-Dec-2018	2.87	0.49%	58.42%	0.25
	2016	03-Jun-2015	75,000	1.43	03-Jun-2020	2.85	0.63%	55.06%	0.48
	2015	15-Oct-2014	45,500	1.76	14-Oct-2019	2.81	0.99%	50.37%	0.56
	2015	30-May-2014	50,000	1.75	29-May-2019	3.12	1.21%	54.06%	0.61
Derek Liu, Chief Financial Officer	2017	19-Jan-2017	50,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
	2016	31-Dec-2015	255,000	0.66	31-Dec-2018	2.87	0.49%	58.42%	0.25
	2016	03-Jun-2015	200,000	1.43	03-Jun-2020	2.85	0.63%	55.06%	0.48
Alex Zhang, Vice President, Exploration	2017	19-Jan-2017	50,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
	2016	31-Dec-2015	187,000	0.66	31-Dec-2018	2.87	0.49%	58.42%	0.25
	2016	03-Jun-2015	125,000	1.43	03-Jun-2020	2.85	0.63%	55.06%	0.48
Luke Liu, Vice President, China Operations	2016	31-Dec-2015	106,250	0.66	31-Dec-2018	2.87	0.49%	58.42%	0.25
	2017	19-Jan-2017	50,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
	2016	03-Jun-2015	100,000	1.43	03-Jun-2020	2.85	0.63%	55.06%	0.48
	2015	15-Oct-2014	10,000	1.76	14-Oct-2019	2.81	0.99%	50.37%	0.56
Gordon Neal, Vice President, Investor Relation	2017	19-Jan-2017	40,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
	2017	19-Sept-2016	100,000	4.34	18-Sept-2019	1.74	0.59%	70.35%	1.74
Notes:
(1)

Options granted to the above Named Executive Officers in Fiscal year 2015 vest with 6.25% of the Options vesting every quarter, over a four year period, Options granted in June 2015 have a three year vesting period with 8.33% of the Options vesting every quarter. Options granted December 2015, September 2016, and January 2017 have a two year vesting period, with 25% vesting every six months.

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes awards outstanding at fiscal year ended March 31, 2017, for each NEO

	Option-Based Awards				Share-Based Awards
Name	Number of	Option Exercise	Option Expiration	Value of	Number of	Market or
	Securities	Price (CAD$)	Date	Unexercised	Shares or Units	Payout Value of
	Underlying			In-The-Money	of Shares that	Share-Based
	Unexercised			Options (1)	have not Vested	Awards that
	Options			(CAD$)	(#)	have not Vested
						(CAD$)
Dr. Rui Feng, Chairman and Director	1,402,500	0.66	31-Dec-2018	5,553,900	Nil	Nil
	600,000	1.43	02-Jun-2020	1,914,000	Nil	Nil
	130,000	1.76	14-Oct-2019	371,800	Nil	Nil
	200,000	1.75	29-May-2019	574,000	Nil	Nil
	60,000	2.98	21-Jan-2019	98,400	Nil	Nil
	125,000	3.25	2-Jun-2018	171,250	Nil	Nil
	125,000	3.41	12-Sep-2018	151,250	Nil	Nil
	100,000	3.63	18-Jan-2020	99,000	Nil	Nil
	125,000	3.91	7-Mar-2018	88,750	Nil	Nil
	125,000	5.35	8-Aug-2017	-	Nil	Nil
	125,000	5.40	3-Dec-2017	-	Nil	Nil
	100,000	6.53	17-Jun-2017	-	Nil	Nil
Lorne Waldman, Senior Vice President	116,876	0.66	31-Dec-2018	462,829	Nil	Nil
	75,000	1.43	02-Jun-2020	239,250	Nil	Nil
	45,500	1.76	14-Oct-2019	130,130	Nil	Nil
	50,000	1.75	29-May-2019	143,500	Nil	Nil
	25,000	2.98	21-Jan-2019	41,000	Nil	Nil
	100,000	3.41	12-Sep-2018	121,000	Nil	Nil
	40,000	3.63	18-Jan-2020	39,600	Nil	Nil
Derek Liu, Chief Financial Officer	130,000	0.66	31-Dec-2018	514,800	Nil	Nil
	150,000	1.43	02-Jun-2020	478,500	Nil	Nil
	50,000	3.63	18-Jan-2020	49,500	Nil	Nil
Alex Zhang, Vice President, Exploration	187,000	0.66	31-Dec-2018	222,530	Nil	Nil
	125,000	1.43	02-Jun-2020	52,500	Nil	Nil
	50,000	3.63	18-Jan-2020	49,500	Nil	Nil
Luke Liu, Vice President, China Operations	53,126	0.66	31-Dec-2018	210,379	Nil	Nil
	91,670	1.43	02-Jun-2020	292,427	Nil	Nil
	10,000	1.76	14-Oct-2019	28,600	Nil	Nil
	50,000	3.63	18-Jan-2020	49,500	Nil	Nil
Gordon Neal, Vice President, Investor Relation	40,000	3.63	18-Jan-2020	39,600	Nil	Nil
	100,000	4.34	18-Sept-2019	28,000	Nil	Nil
Notes:
(1)	The closing price of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”) on March 31, 2017, was CAD$4.62.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards – Value	Share-Based Awards – Value	Non-Equity Incentive Plan
	vested during the year	vested during the year	Compensation – Value earned
	(CAD$)	(CAD$)	during the year
			(CAD$)
Dr. Rui Feng Chairman and Director	2,340,190	Nil	650,000
Derek Liu, CFO	459,813	Nil	69,500
Alex Zhang, Vice President, Exploration	320,188	Nil	51,600
Luke Liu, Vice President, China Operations	208,525	Nil	250,600
Lorne Waldman Senior Vice President	396,668	Nil	32,100
Gordon Neal, Vice President Investor Relation	5,250	Nil	Nil

Option Repricing

There are no options held by the NEOs that have been repriced.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Employment Contracts

As at March 31, 2017 the Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, Chief Executive Officer, Chairman and Director

Dr. Rui Feng entered into a consulting agreement for two year term with Fortune Mining Limited (a subsidiary of the Company) dated January 10, 2013, to provide the following services: assisting the Company’s mining and exploration development in China; providing senior executive services to the Company; providing management services to the company’s mining and exploration activities in China; presenting Company information and investor relations functions; reviewing mine exploration and mine development information and related technical information; assisting in the hiring of senior management in China; assisting in reviewing and acquiring mineral properties in China; negotiating and reviewing agreements, including mining agreements; and review mining permits and related exploration and development documents. Dr. Rui Feng’s consultancy fee, as stipulated under the agreement is $2,700 per day, plus applicable taxes, for each day services were provided to the Company. In addition, the agreement provides Dr. Rui Feng with options, finder’s fees or bonuses, in amounts to be determined by the Board, for bringing mineral resource acquisition opportunities to the Company. All travel and other expenses incurred in connection with the provision of services are reimbursable. Dr. Rui Feng’s current billing rate is USD$56,250 per month, as approved by the Board of Directors of the Company.

Dr. Rui Feng is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometres of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement. Under the agreement either party may terminate the agreement for any reason upon thirty (30) days written notice.

Derek Liu, Chief Financial Officer

On December 1, 2014, Silvercorp entered into a consulting agreement with a two year term with Derek Liu as Chief Accountant with a salary of CAD$180,000 per annum. In February 2015, he was appointed as Interim Chief Financial Officer and promoted to the position on a permanent basis in August 2015 and his salary has been adjusted to CAD$220,000 per annum.

Lorne Waldman, Senior Vice President

Silvercorp entered into an employment agreement to engage Lorne Waldman as Senior Vice President of the Company effective September 8, 2013, at a base salary of CAD$225,000 per annum, for a term of two years in which he is entitled to four weeks of vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, options, and bonuses. Lorne Waldman has also agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement. His salary has subsequently been adjusted to CAD$236,250 per annum.

Alex Zhang, Vice President, Exploration

On March 1, 2015, Silvercorp entered into a consulting agreement with Alex Zhang as Vice President Exploration with a salary of CAD$209,000 per annum.

Luke Liu, Vice President, China Operations

On July 16, 2014, Silvercorp entered into a consulting agreement as Vice President, China Operations with a starting salary of CAD$70,000 per annum. His compensation also includes compensation paid by subsidiary Companies, and totaled CAD$201,784 in fiscal 2017.

Gordon Neal, Vice President, Investor Relation

On September 19, 2016, Silvercorp entered into a consulting agreement with Gordon Neal as Vice President Investor Relation with a salary of CAD$ 200,000 per annum.

Change of Control Agreements

The Company has in effect Change of Control Agreements with each of Dr. Rui Feng, and Lorne Waldman. The terms of the Change of Control Agreements provide that if an executive officer’s employment agreement or consulting agreement, as applicable, is terminated, other than for cause, within 18 months after a Change of Control, the executive officer shall be entitled to: (i) a lump sum payment equal to 18 months base compensation plus any other amounts owed for compensation in arrears (ii) if awarded, bonus (iii) continuation of benefits for 18 months and (iv) immediate vesting of all outstanding Options. The Company is responsible for the payment of the Change of Control payments and there are no requirements to receiving a Change of Control payment (such as execution of a non-competition agreement, non-solicitation agreement or confidentiality agreement).

The Change of Control Agreements deem a “Change of Control” to occur if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total voting power of the Company are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction; (ii) any person, or any combination of persons acting jointly or in concert shall acquire or hold, directly or indirectly, 25% or more of the voting rights attached to all outstanding equity securities; (iii) any person, or any combination of persons acting jointly or in concert shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) if the Company sells, transfers or otherwise disposes of all or substantially all of its assets.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on March 31, 2017, the total estimated cash cost to the Company of related payments to the below NEOs, (which includes the accelerated option based award value) is estimated at CAD$6,482,345. The following table shows estimated incremental payments in Canadian dollars triggered pursuant to termination of employment of a NEO in accordance with the termination provisions described above:

Name	Termination Without Cause Under	Termination on Change of Control
	Employment Agreement Provision Value	Provision Value (CAD$) (1)(2)(3)
	(CAD$) (1)(2)(3)
Dr. Rui Feng	56,250	1,329,008
Lorne Waldman	-	354,375
Notes:
(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year-end (March 31, 2017).
(2)

The accelerated option-based award value on the last business day of the Corporation’s year-end (March 31, 2017) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Company’s Common Shares on the TSX on March 31, 2017, of CAD$4.62.

(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered ‘‘incremental’’ payments made in connection with termination of employment.

No new actions, decisions, or policies were made after the end of the last financial year to affect a readers’ understanding of an NEO’s compensation for the year ended March 31, 2017.

Compensation Discussion and Analysis

During the 2017 fiscal year, total compensation paid to the Named Executive Officers has decreased to CAD$3,324,000 from CAD$3,707,000 in fiscal 2016 but up from CAD$2,582,000 in fiscal 2015. During the 2017 fiscal year, total compensation paid to the Named Executive Officers changed primarily as a result of: (i) increase in payment of annual bonuses totalling CAD $852,475 compared to CAD $749,860 in fiscal 2016 and CAD $nil in fiscal 2015; and (ii) a decrease in the value of stock option grants to CAD$660,087 in fiscal 2017 compared to CAD$1,095,602 in fiscal 2016 and CAD$556,266 in fiscal 2015.

The Company’s executive compensation program is overseen by the Compensation Committee of the Board. See “Compensation Committee” above for a description of the composition of the Compensation Committee. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company’s stock option plan (the “Stock Option Plan”). The Compensation Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO, relative to both industry performance and overall Company performance, and compares total compensation to compensation paid by comparable companies. Comparable silver mining and exploration companies continued to be comprised of publicly traded mining companies based of similar size, as determined by market capitalization, revenue, and complexity to the Company and includes Endeavour Silver Corp., First Majestic Silver Corp., Fortuna Silver Corp., Hecla Mining, Pan American Silver, Silver Standard Resources, and Great Panther Silver.

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company. The Company has employed a combination of base compensation and equity participation through its Stock Option Plan. In addition, the Company annually awards some of the executive officers, or companies controlled by executive officers, performance bonuses for the year. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for Options, focuses on annual, rather than long-term, compensation.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of total compensation to pay. Compensation decisions are made through discussion by the Compensation Committee, with input from the Chairman and CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The target is for the total compensation package granted to the CEO to be approximately in the middle range of other comparably sized mining companies; however, there is no fixed formula, or pre-determined set of peer companies that is used for this determination, rather the Compensation Committee focuses most closely on the executive compensation of a limited number of silver mining producers with market capitalizations and production profiles most similar to the Company. For the current year this was Endeavour Silver Corp., Fortuna Silver Corp., Hecla Mining, and First Majestic. The Compensation also places a particular emphasis on relative profitability.

The Compensation Committee reviews compensation mix on an annual basis with the goal of having a target performance based compensation for the Chairman and Chief Executive Officer to be in excess of 50% of their total base pay compensation. For the Fiscal year of 2017, 39% of total compensation paid to Rui Feng, Chairman and CEO, came from short term performance compensation (bonus) and 9% came from long term performance compensation (options) compared to 31% and 29% respectively in Fiscal 2016.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such director or NEO as compensation.

Base Compensation

In the Compensation Committee’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with consideration also given to internal relativity, individual performance, and difficulty in finding a suitable alternative, particularly for a North American public company with operations in China.

Short Term Incentive Plan

The Company does not maintain any short term incentive plans for its NEOs but does award annual performance bonuses, as discussed below.

Option-Based Awards

The Company believes that encouraging its executive officers and employees to increase the value of their shareholdings is one of the best ways of aligning their interests with those of its shareholders. The Compensation Committee oversees the administration of the Stock Option Plan of the Company. The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The option distribution is recommended by the Chairman and/or Chief Executive Officer to the members of the Compensation Committee who decide whether they agree with Management’s recommendations and who, once satisfied, provide their recommendation to the Board. The number of options recommended for each individual is based upon seniority, responsibilities of the job position, and the performance of the Company. The Compensation Committee’s recommendation to the Board includes the number of options to be granted to independent directors.

The NEOs are granted options commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance. Options are granted to executive officers taking into account a number of factors, including the amount and terms of Options previously granted, base compensation, performance bonuses, if any, and competitive factors. All Options granted were granted at or above market prices, with a term of three to five years, and vesting in equal quarterly amounts over either a two, three or four-year vesting period.

During the fiscal years 2017 and 2016, the Board granted optionees Options to purchase 1,173,000 and 5,652,125 Common Shares, representing 0.7% and 3.4% of the outstanding Common Shares of the Company at the respective year-ends.

Performance Bonuses

The NEOs are paid performance bonuses commensurate with those offered by other companies in our industry, with consideration also given to Company performance, individual performance and internal relativity. Considerations for NEOs performance bonus awards paid out during the fiscal 2017 year were based primarily on three elements (1) executive officers’ personal performance; (2) Company performance, and (3) relative and absolute share performance.

Executive Bonus Plan To Determine Bonus Paid for Fiscal 2016 Performance

To determine the bonus paid for fiscal 2016 performance a target bonus was set as a percentage of base compensation. The actual bonus percentage was determined based on a weighting for achieving Company Performance and Personal Performance as follows:

NEO Positions	Target Bonus as %	Company Performance	Personal Performance
	of Base Salary(1)
CEO/Executive Chairman	40%	70%	30%
CFO and other NEOs	30%	50%	50%
Notes:
(1)	As a maximum, the bonus may be as high as two times the target bonus, with a minimum of 30% of the bonus target.

The Company performance component of the bonus was based on achievement of Metal Production, Return on Capital Employed (“ROCE”), and absence of material Safety and/or Environment Accidents. Metal Production Targets were those released as part of the Company’s annual production guidance. For fiscal 2016 the ROCE target was set in a range of 6-7% but with an adjustment mechanism for average silver, lead, and zinc price changes. Additionally, the bonus payable could be cut by 50% if there is any materially adverse safety or environmental accident. The personal performance component was based on individual core job requirements, performance objectives and project assignments related to position, function, and Company priorities. On an annual basis, the Compensation Committee, Chairman, and/or CEO discussed with each NEO to set their personal performance expectations for the upcoming year, and to evaluate them on their individual performance in the prior year.

Performance Graph

The Common Shares of the Company commenced trading on the TSX on October 24, 2005, under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The Common Shares previously traded on the NYSE, also under the symbol SVM, but were voluntarily delisted in September 2015, and traded on the Over the Counter Market under the symbol SVMLF until Mary 15, 2017 when they commenced trading on the NYSE MKT under the symbol SVM. The following chart compares the total cumulative shareholder return for CAD$100 invested in Common Shares of the Company on April 1, 2012, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from April 1, 2012 to March 31, 2017. The Common Share performance as set out in the graph does not necessarily indicate future price performance and does not factor in the past payment of dividends by Silvercorp to its shareholders.

Cumulative Total Return

For Date	2012	2013	2014	2015	2016	2017
SVM	100.00	58.81	31.44	21.40	26.93	67.25
S&P/TSX Composite Index	100.00	102.89	115.68	120.26	108.89	125.46
S&P/TSX Global Gold Index	100.00	75.75	53.76	46.44	54.17	61.71
SVM Closing Price	6.87	4.04	2.16	1.47	1.85	4.62
S&P/TSX Composite Index	12,392.18	12,749.90	14,335.30	14,902.44	13,494.40	15,547.80
S&P/TSX Global Gold Index	336.40	254.83	180.86	156.24	182.23	207.60

The Company takes into account overall share price performance in determining executive compensation amounts; however, share price performance is one of a number of factors, as discussed above, that the Company takes into consideration. Overall, the trend in total compensation for the Named Executive Officers has followed the trend in the share price, rising following increases in the share price, and declining when the share prices declines. Total compensation rises and falls in line with share prices in part because of the valuation of option based awards and annual incentive plan payments. There is not a close correlation between the Company’s share price performance and the amount of base salaries, or consulting fees, (collectively “base pay”) paid to Named Executive Officers. While base pay generally increased during times when share price was increasing, total base pay has remained relatively stationary during the recent periods of declining share prices. In considering base pay for the Chairman and/or Chief Executive Officer the Compensation Committee gives particular weight to compensation paid to NEOs at the closest comparable companies, and is particularly cautious in recommending any reductions to base pay, recognising the difficulty in finding English speaking senior management with experience in operating mines in China or a CEO willing to spend the majority of their time in China.

After considering the Company’s operating performance, financial performance and share price performance the Chief Executive Officer was awarded a bonus of US$500,000 (CAD$650,000) in Fiscal 2017 the same as the bonus of US$500,000 in the prior fiscal year. Highlights of the evaluation of the CEO included the following:

  Silver Production achieved 5.43 million Oz, exceeding guidance of 5.2 million Oz

  Silver Head Grades at Ying of 268g/t exceeded guidance of 233 g/t. At GC, actual was 94 g/t compared to guidance of 93 g/t.

  Cash production costs per tone was $73.25 compared to guidance of $83.28 per tonne. At GC, actual was $54.02 compared to guidance of $53.55)

The Compensation Committee considered highlights of performance and the adjusted return on capital employed figures in considering how to evaluate the Company’s performance. The Committee noted that in Fiscal 2016 the CEO had to deal with challenges related to termination of mining contractors, a sharp reduction of silver prices, and instituted an enterprise blog which streamlined management reporting, transparency, and accountability resulting in improvements to dilution control and grades. In reviewing Peer Bonus Comparison it was noted that among its closest silver peers Silvercorp was the only profitable Company in the 2016 fiscal year. The Committee also considered the general difficult market environment for resource companies, the soft commodity market environment, and the share price performance.

In addition to the bonus paid to the CEO of US$500,000 (CAD $650,000), the Compensation Committee delegated authority to establish performance bonuses for other officers to the CEO and a total of CAD $203,800 in bonuses were awarded to all other NEOs in fiscal 2017, compared to CAD $72,760 in fiscal 2016.

Revised Executive Bonus Plan - To Determine Bonus for Fiscal 2017 Performance

The Compensation Committee revised its Executive Bonus Plan which will be applied for the determination of the bonus to be paid for fiscal 2017 performance. The Revised Executive Bonus Plan provides a variable component of total cash compensation that is directly related to the operating and financial performance of the Company. A total bonus pool is calculated using measurable parameters that align executive team interests with that of the shareholders. A bonus pool equal up to 2.5% of free operating cash flow (excluding changes in non-cash working capital) may be available to Named Executive Officers and other Corporate headquarter employees and certain high ranking managers at the mine operations.

From this available pool, a percentage of base salary will be awarded to an employee when the Company and personal results achieve target performance for the year. The actual bonus percentage will be determined based on a weighting for achieving Company Performance and Personal Performance according to the level of position, as shown in the following table.

Positions	Target Bonus as %	Company Performance	Personal Performance
	of Base Salary(1)
CEO/Executive Chairman	80%	70%	30%
CFO, COO, Senior Vice President	40%	60%	40%
Controller and other managers	20%	50%	50%
Other head office employees	15%	20%	80%

(1): For each individual, the minimum bonus payable is 30% of his/her target bonus and the maximum is 200%

The Company Performance component is based on the achievement of Metal Production (silver ounce equivalent), Cash Costs,and Safety & Environment goals. Achieving Metal Production targets will account for 45%, Cash Costs targets will account for 40% and Safety & Environment targets 15%. If a safety & environment accident occurs and causes regulatory, legal or social damages to the Company, the result of safety & environment component will be set as zero.

The Personal Performance component is based on core job requirements, performance objectives and project assignments, including work planning and performance, satisfaction to the company’s requirement, leadership and guidance to other employees, human resource team building, shareholder communications, and Information Technology building. On an annual basis, employees and their supervisors set performance expectations and review progress toward the accomplishment of these goals.

Payment of any bonus is discretionary, is subject to final board of director approval, and is subject to future revision by the Compensation Committee as deemed necessary.

Compensation of Directors

The Board of Directors has approved a Directors’ compensation package that pays each non-executive director CAD $41,250 per year. In addition, committee chairpersons are paid an additional CAD$8,250 per year, with the Chairman of the Audit Committee receiving an additional CAD$24,750 per year. The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers for their roles as directors during the most recently completed financial year. The Compensation Committee reviews the Directors’ compensation package on an annual basis relative to director remuneration at the closest comparable companies and makes recommendations to the board of directors regarding director compensation on an annual basis. Total director compensation was CAD$492,647 in fiscal 2017, CAD$634,540 in fiscal 2016 and CAD$340,796 in fiscal 2015. The main reason for the decrease was the decrease in the value of option based awards and reduction in the size of the board of directors.

The following table sets out compensation paid to directors in the financial year ended March 31, 2017:

Director compensation table(1)

Name	Fees earned	Share-	Option-	Non-equity	Pension	All other	Total
	(CAD$)	based	based	incentive plan	value	compensation	(CAD$)
		awards	awards	compensation	(CAD$)	(CAD$)
		(CAD$)	(CAD$)	(CAD$)
S. Paul Simpson	49,500	Nil	73,662 (2)	Nil	Nil	Nil	123,162
Yikang Liu	41,250	Nil	73,662(2)	Nil	Nil	Nil	114,912
David Kong	66,000	Nil	73,662(2)	Nil	Nil	Nil	139,662
Malcolm Swallow	41,250	Nil	73,662(2)	Nil	Nil	Nil	114,912
Total	198,000		294,647(2)				492,647
Notes:
(1)	Disclosure about compensation paid to Dr. Rui Feng and Myles Gao in their capacities as directors has already been disclosed above under the heading “Summary Compensation Table”.
(2)

The Company has adopted IFRS 2 – Share Based Payments to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumption used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the financial year ended March 31, 2017:

Name	Grant	Options	Exercise	Expiry	Weighted	Weighted	Weighted	Weighted
	Date	Granted	price	Date	average	average risk	average	average
			(CAD$)		expected	free rates	volatilities	fair value
					lives			per
					(years)			option
								(CAD$)
S. Paul Simpson	19-Jan-2017	50,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
Yikang Liu	19-Jan-2017	50,000	3.63	18-Jan-2020	2.25	0.81%	72.78%	1.47
David Kong	19-Jan-2017	50,000	3.63	18- Jan-2020	2.25	0.81%	72.78%	1.47
Malcolm Swallow	19-Jan-2017	50,000	3.63	18- Jan-2020	2.25	0.81%	72.78%	1.47

The Company grants Options from time to time at the discretion of the Board to its Directors, in accordance with the policies of the TSX and its Stock Option Plan.

Outstanding Share-Based Awards and Option-Based Awards in Fiscal 2017

The following table summarizes awards outstanding at fiscal year ended March 31, 2017, for each non-executive Director.

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option Expiration	Value of	Number of	Market or
	Securities	Exercise	Date	Unexercised	Shares or	Payout Value
	Underlying	Price		In-The-	Units of	of Share-Based
	Unexercised	(CAD$)		Money	Shares that	Awards that
	Options			Options (1)	have not	have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
Paul Simpson	233,750	0.66	31-Dec-2018	925,650	Nil	Nil
	100,000	1.43	02-Jun-2020	319,000	Nil	Nil
	13,000	1.76	14-Oct-2019	37,180	Nil	Nil
	30,000	1.75	29-May-2019		Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option Expiration	Value of	Number of	Market or
	Securities	Exercise	Date	Unexercised	Shares or	Payout Value
	Underlying	Price		In-The-	Units of	of Share-Based
	Unexercised	(CAD$)		Money	Shares that	Awards that
	Options			Options (1)	have not	have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
				86,100
	10,000	2.98	21-Jan-2019	16,400	Nil	Nil
	10,000	3.25	2-Jun-2018	13,700	Nil	Nil
	10,000	3.41	12-Sep-2018	12,100	Nil	Nil
	50,000	3.63	18-Jan-2020	49,500	Nil	Nil
	10,000	3.91	7-Mar-2018	7,100	Nil	Nil
	10,000	5.35	8-Aug-2017	-	Nil	Nil
	10,000	5.40	3-Dec-2017	-	Nil	Nil
	7,500	6.53	17-Jun-2017	-	Nil	Nil
Yikang Liu	85,000	0.66	31-Dec-2018	336,600	Nil	Nil
	35.453	1.43	02-Jun-2020	113,095	Nil	Nil
	3,697	1.76	14-Oct-2019	10,573	Nil	Nil
	7,500	1.75	29-Mar-2019	21,525	Nil	Nil
	6,500	2.98	21-Jan-2019	10,660	Nil	Nil
	6,500	3.25	2-Jun-2018	8,905	Nil	Nil
	6,500	3.41	12-Sep-2018	7,865	Nil	Nil
	6,500	3.63	18-Jan-2020	49,500
	6,500	3.91	7-Mar-2018	4,615	Nil	Nil
	6,500	5.35	8-Aug-2017	-	Nil	Nil
	6,500	5.40	3-Dec-2017	-	Nil	Nil
	5,000	6.53	17-Jun-2017	-	Nil	Nil
David Kong	233,750	0.66	31-Dec-2018	925,650	Nil	Nil
	100,000	1.43	02-Jun-2020	319,000	Nil	Nil
	13,000	1.76	14-Oct-2019	37,180	Nil	Nil
	30,000	1.75	29-Mar-2019	86,100	Nil	Nil
	10,000	2.98	21-Jan-2019	16,400	Nil	Nil
	10,000	3.25	2-Jun-2018	13,700	Nil	Nil
	10,000	3.41	12-Sep-2018	12,100	Nil	Nil
	50,000	3.63	18-Jan-2020	49,500	Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option Expiration	Value of	Number of	Market or
	Securities	Exercise	Date	Unexercised	Shares or	Payout Value
	Underlying	Price		In-The-	Units of	of Share-Based
	Unexercised	(CAD$)		Money	Shares that	Awards that
	Options			Options (1)	have not	have not
				(CAD$)	Vested (#)	Vested
						(CAD$)
	10,000	3.91	7-Mar-2018	7,100	Nil	Nil
	10,000	5.35	8-Aug-2017	-	Nil	Nil
	10,000	5.40	3-Dec-2017	-	Nil	Nil
	7,500	6.53	17-Jun-2017	-	Nil	Nil
Malcolm Swallow	170,000	0.66	31-Dec-2018	673,200	Nil	Nil
	70,000	1.43	02-Jun-2020	223,300	Nil	Nil
	8,450	1.76	14-Oct-2019	24,167	Nil	Nil
	20,000	1.75	29-Mar-2019	57,400	Nil	Nil
	6,500	2.98	21-Jan-2019	10,660	Nil	Nil
	50,000	3.63	18-Jan-2020	49,500	Nil	Nil
Notes:
(1)	The closing price of the Company’s Common Shares on the TSX on March 31, 2017 was CAD$4.62.

Incentive Plan Awards – Value Vested or Earned during the 2017 Fiscal Year

Name	Option-Based Awards –	Share-Based Awards –	Non-Equity Incentive Plan
	Value vested during the year	Value vested during the year	Compensation – Value earned
	(CAD$)	(CAD$)	during the year
			(CAD$)
S. Paul Simpson	380,408	Nil	Nil
Yikang Liu	272,866	Nil	Nil
David Kong	380,408	Nil	Nil
Malcolm Swallow	270,001	Nil	Nil

EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by the shareholders on November 14, 2002, and amended by shareholders on October 20, 2004, October 24, 2005, and August 24, 2006. At the 2009 annual general meeting, shareholders approved a new Amendment to the Stock Option Plan in order to, amongst other things; convert the Stock Option Plan into a “rolling 10% plan” from a “fixed number plan”. At the 2012 and 2016 annual general meetings, shareholders re-approved the Stock Option Plan. At August 10, 2017, there were 7,434,389 Options outstanding (representing 4.4% of the Company’s issued and outstanding Common Shares) and 9,363,986 Options available for future issuance under the Stock Option Plan.

The Stock Option Plan has been established to attract and retain directors, officers, employees and consultants to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Stock Option Plan is administered by the directors and the Compensation Committee of the Company.

The Board, or a committee appointed for such purposes, may from time to time designate, by resolution, to bona fide Employees, Consultants, Officers or Directors (collectively, the “Eligible Persons”), or corporations employing or wholly owned by such Eligible Persons options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of this Stock Option Plan is to attract and retain Eligible Persons and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Options granted under the Stock Option Plan to purchase Common Shares.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan is 10% of the issued and outstanding Common Shares, from time to time. Any Common Shares reserved for issuance pursuant to an Option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan. Additionally if any Option has been exercised, the number of Common Shares into which such Option was exercised will become available to be issued upon the exercise of Options subsequently granted under the Stock Option Plan. Thus upon exercise of an Option, the Common Shares underlying those Options will become available for issuance under the Stock Option Plan.

The maximum number of Common Shares under the Stock Option Plan and any other share compensation arrangement of the Company (i) issued to Insiders within any one year period, and (ii) issuable to Insiders at any time, may not exceed 10% of the company's issued and outstanding Common Shares. The maximum number of Common Shares issued to each Eligible Person under the Stock Option Plan and under any other share compensation arrangement is limited to 5% of the Common Shares issued and outstanding at the time of the grant.

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company or the Stock Option Plan or, if required by the rules and policies of the TSX, the approval of the shareholders of the Company, suspend, terminate or discontinue the Stock Option Plan at any time, or amend or revise the terms of the Stock Option Plan or of any Option granted under the Stock Option Plan.

The Board has the authority under the Stock Option Plan to establish the exercise price at the time each Option is granted. The exercise price of an Option may not be less than the closing market price for the Company’s Shares on the TSX on the trading day prior to the date of grant of the Options. The Board, or a committee appointed for such purposes, also has the authority under the Stock Option Plan to determine other terms and conditions relating to the grant of the Options, including any applicable vesting provisions. The Stock Option Plan also includes a specific amending provision that details the amendments to the Stock Option Plan that may be made by the Board without shareholder approval and that detail certain amendments to the Stock Option Plan that specifically require shareholder approval.

The term of the Options granted under the Stock Option Plan shall expire on a date determined by the Board, which may not be later than 10 years from the date of grant of the Option. However, the Stock Option Plan provides that Options that would otherwise expire during “no trading” periods (“Blackout Periods”) established by the Company will be extended for 10 business days after the Blackout Period expires.

All Options granted under the Stock Option Plan are not assignable or transferable other than by will or the laws of succession, except that, if permitted by the rules and policies of the TSX, an optionee shall have the right to assign any Option granted to a trust, RRSP, RESP or similar legal entity. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by such optionee will cease to be exercisable 90 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s Options within one year after the date of the optionee’s death but only up to and including the original Option expiry date.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2017:

Plan Category	Number of Securities to be	Weighted-Average	Number of Securities Remaining
	Issued upon Exercise of	Exercise Price of	Available for Future Issuance
	Outstanding Options, Warrants	Outstanding	under Equity Compensation

	and Rights	Options, Warrants	Plans (excluding securities
		and Rights	reflected in column (a))
	(a)	(CAD$)	(c)
		(b)
Equity compensation plans approved by security holders	7,679,507 Common Shares	$1.97	9,109,457 Common Shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,679,507 Common Shares	$1.97	9,109,457 Common Shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

No director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no any associate of any of the foregoing persons is or at any time since the beginning of the Company’s last financial year has been indebted to the Company or any of its subsidiaries or to any other entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. There is no outstanding indebtedness owed by any current or form executive officers, directors or employees to the Company, or any of its subsidiaries, as at the date of the Information Circular.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company (or private companies controlled by them, either directly or indirectly).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, Common Shares of the Company or who exercises control or direction over Common Shares of the Company or a combination of both carrying more than 10% of the voting rights attached to the outstanding Common Shares other than Common Shares held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its Common Shares.

AUDITOR

The Company’s independent registered public accounting firm is Deloitte LLP, of Vancouver, British Columbia. Deloitte LLP was appointed as auditor of the Company on November 26, 2012.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com).

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2017. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found at www.sedar.com and the Company’s website at www.silvercorp.ca.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Directors of the Company.

Dated at Vancouver, British Columbia, this 10th day of August, 2017.

BY ORDER OF THE BOARD OF DIRECTORS
“Rui Feng”
Dr. Rui Feng
Chairman, CEO, and Director

SCHEDULE “1”

THE BOARD OF DIRECTORS CHARTER

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

  To act honestly and in good faith with a view to the best interests of the Company.

  To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

  Consistent with its responsibilities to the Company, to further the interests of the shareholders.

  To consider business opportunities and risks, and to adopt strategic plans from time to time.

  To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

  To develop an investor relations and shareholder communications policy for the Company.

  To oversee management’s adoption of effective internal control and management information systems.

  To review and approve annual and quarterly financial statements and the publication thereof by management.

  To approve operating plans and any capital budget plans.

  To select and approve all key executive appointments, and to monitor executive development.

  To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

  To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

  To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

  To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

  To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

  To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE “2”

CORPORATE GOVERNANCE COMMITTEE CHARTER

The Company has established a Corporate Governance Committee of the Board of Directors which consists of three or more directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

  To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

  To advise the Board on issues of conflict of interest for individual directors.

  To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

  To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

  To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

  With assistance of management, to organize and provide an orientation program for new directors where appropriate.

  To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

  To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public company obligations.

  To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

SCHEDULE “3”

COMPENSATION COMMITTEE CHARTER

The Compensation Committee of the Board of Directors consists of at least three Directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company. The goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

The Committee’s duties and responsibilities are:

  To make recommendations to the Board with respect to the compensation of senior management and executive officers of the Company.

  To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

  To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

  To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

  To ensure there are appropriate training, development and benefit programs in place for management and staff.

  To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

  To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

  To perform such other functions as the Board may from time to time assign to the Committee.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

SCHEDULE “4”

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others; (b) the Company’s compliance with legal and regulatory requirements; (c) the qualification, independence and performance of the Auditors; and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board of directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2)

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)	The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors

APPENDIX “A”

CORPORATE GOVERNANCE DISCLOSURE OF

SILVERCORP METALS INC. (the “Company”)

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	The following members of the board of directors of the Company (the “Board”) are considered to be “independent” within the meaning of NI 58-101: S. Paul Simpson, Malcolm Swallow, David Kong, and Yikang Liu.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following directors are not independent for the reasons stated: Dr. Rui Feng is currently Chief Executive Officer of the Company.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Company’s directors are independent. Three of the four persons nominated as directors qualify as independent directors for the purposes of NI 58-101.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Dr. Rui Feng is a director of New Pacific Metals Corp.; Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The independent directors hold meetings at which non-independent directors and members of management are not in attendance at the end of every regularly scheduled board meeting. Four such meetings have been held since March 31, 2016.
(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	Dr. Rui Feng, Chair of the Board, is not an independent director. The Board does have an independent lead director, Mr. Paul Simpson. The role of the lead director is to act as the Chair for all meetings referred to in 1.(e).

The Board adopted a formal written mandate which defines its stewardship responsibilities to which all Board members strictly adhere are attached to this Information Circular as Schedule “1”. The Board also adopted position descriptions for the Chair, the Chair of each Board Committee and the CEO.
(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The disclosure of the attendance record of each of the directors’ is disclosed in the Information Circular under the heading “Corporate Governance - Summary of Attendance of Directors”

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
2.	Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate which defines its stewardship responsibilities, which is attached to the Information Circular as Schedule “1”.

In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities. The mandates are attached to the Information Circular as: Schedule “2” Corporate Governance Committee Charter; Schedule “3” Compensation Committee Charter; and Schedule “4” Audit Committee Charter.
3.	Position Descriptions
(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and the Chair of each Board Committee.
(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and CEO have adopted a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business.

In addition, from time to time the Company instructs its general counsel and its Corporate Secretary to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities. Individual board members, the Corporate Secretary, and In-house Counsel from time to time attend continuing education courses to stay abreast of latest developments in corporate governance and regulatory compliance issues. The Company circulates feedback and commentary when received from proxy advisory firms to the directors.
5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. A copy of the Code is available on the Company’s website, www.silvercorp.ca, and may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedar.com.

The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favor of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board,

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
regardless of apparent immateriality.

The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair of the Audit Committee monitors and reports any wrong doing to the Audit Committee.

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.
(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors must disclose to the Company’s general counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.
6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

The Board of Directors has adopted a majority voting policy as advocated by the Canadian Coalition for Good Governance. Each director nominee has agreed to tender their resignation from the board if they obtain less than a majority of votes in favour of their election in uncontested elections.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Company’s Corporate Governance Committee is composed entirely of independent directors. New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its shareholders.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.
7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Company’s Chairman and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the Company’s CEO and directors. The Compensation Committee has delegated to the Chief Executive Officer authority to set compensation for other officers however reviews such compensation.
(b)	Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Corporate Compensation Committee is comprised of three Directors who are independent.
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Disclosure about the responsibilities, powers and operation of the Compensation Committee is included in the Information Circular under the heading “Compensation Committee”.
8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other committees other than as noted above. From time to time the Board will establish special independent committees as required for good corporate governance.
9.	Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Corporate Governance Committee, Compensation Committee, Audit Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.
As part of the assessments, the Board and/or the committees review their respective charters and conduct reviews of applicable

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
corporate policies.
10.	Director Term Limits
	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Company has not adopted term limits. The nominating committee however will consider the issue of board renewal on a yearly basis when considering the slate of director nominees.
11.	Policies Regarding the Representation of Women on the Board
	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Even though the Board has not yet adopted a written policy relating to the identification and nomination of female directors or a formal diversity policy, the Board, through its direction to management, continues to generally promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.
12	Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.	The Board is committed to fostering a diverse workplace environment where: (i) individual differences and opinions are heard and respected; (ii) employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; (iii) and inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

While the Board informally monitors the Company’s adherence to these principles, it continues to work towards formalizing its policy on diversity and establishing a formal process for the evaluation of compliance with the policy. While directors will be recruited and promoted based upon their qualifications, abilities and contributions, the Corporate Governance and Nominating Committee has decided that it will take into account the benefits of gender diversity when making suggestions to the board of directors for nominations of new directors. It will also add gender diversity as a criteria on which to annually assess its effectiveness.
13	Consideration Given to the Representation of Women in Executive Officer Appointments
	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level	Though the Company does not have any female directors, the Company has benefited from the distinguished service of a number of women in senior executive positions. From 2008 to 2015 Silvercorp’s Chief Financial Officer was female.

Governance Disclosure Guidelines under
National Instrument 58-101 Disclosure of
	Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
	of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	While, executive officers will continue to be recruited and promoted based upon their qualifications, abilities and contributions, gender diversity is included in the list of contributions to be considered when choosing between candidates.
14	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted any targets for the number of woman on the Board. The Company will consider it in the future.
(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	The Company has not adopted any targets for the number of woman in executive officer positions. The Company will consider it in the future.
15	Number of Women on the Board and in Executive Officer Positions
	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	There are currently no female directors on the Board. For fiscal 2018, the Company is reducing the current size of the board of directors, and no new directors are being nominated, accordingly the company is not proposing any changes to the gender makeup of the board of directors at this time.